SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated June 26, 2006, of Director/PDMR Shareholding

                                                          Scottish Power plc

                                                  ScottishPower Sharesave Scheme 2001

Scottish Power plc ("the Company") announces that on 23 June 2006 options to acquire ordinary shares in the Company ("Shares") were granted under the ScottishPower Sharesave Scheme 2001 at an option price of 448 pence per share to the following PDMRs of the
Company:-

Name                       Number of Shares Under Option

Philip Bowman              3,593
John A Campbell            2,156
Simon Lowth                  718
Willie MacDiarmid          2,156
David Rutherford           1,150

Enquiries:

Donald McPherson, Deputy Company Secretary 0141 566 4798

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: June 26, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary